February 8, 2012

Mr. John Hartz

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Mr. Ernest Greene

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Ms. Jessica Dickerson

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Subject:	WMS Industries Inc.

Form 10-K for the fiscal year ended June 30, 2011

Form 10-Q for the period ended September 30, 2011

File No. 1-8300

Dear Mr. Hartz, Mr. Greene, Ms. Long and Ms. Dickerson:

On behalf of WMS Industries Inc., (the “Company,” “We,” or “Us”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “SEC Staff” or “Commission”) as set forth in the SEC Staff’s comment letter dated January 25, 2012.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments. We have set forth below, in italics, the text of the SEC Staff’s comment prior to each response in the same order as presented in the SEC Staff’s letter.

References to U.S. GAAP within this letter cite topics within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

Form 10-K for the Year Ended June 30, 2011 (“10-K”) filed August 29, 2011

SEC Staff Comment

Gaming Operations, Page 6

1.	Help us better understand why the change to the disclosure of the revenue model type is better than the previous disclosure of WAP, LAP and Stand-alone. Tell us what consideration you gave to showing both disclosures. Also tell us how, in the context of your business, either methods of presentation are not separate product and service types, whereby revenue amounts should be disclosed in accordance with ASC 280-10-50-40, rather than just installed base.

WMS Response:

ACS 280-10-50-40, Information about Products and Services, states the following: “A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity’s general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.”

As disclosed in our 10-K on page 5, ITEM 1. Business, “Our gaming operations business includes the following:

“Participation games. Participation games are gaming machines with games all owned by us that we lease to customers based upon any of the following lease payment methods: (1) a percentage of the amount wagered, called “coin in” or a combination of a fixed daily fee and a percentage of the amount wagered; (2) a percentage of the net win, which is the earnings generated by casino patrons playing the gaming machine; or (3) fixed daily fees.”

As disclosed in our 10-K on page 6, ITEM 1. Business, “In prior years we disclosed the categories of our participation gaming machines based on the type of game placed on the gaming machine; WAP, LAP and Stand-alone. Beginning July 1, 2010, we modified our installed participation base categories to show the breakout of these gaming machines based on the revenue models that generate the lease payments: percentage of coin-in, percentage of net win and daily lease rate. This change does not impact our total participation revenues or gross profits, nor our total installed base of participation gaming machines or the average revenue per day. We believe these new categories provide stockholders with better perspective about how we generate our participation revenues.”

We believe that our change to disclosure of the revenue model type is better than our previous disclosure of WAP, LAP or Stand-alone for the reasons noted in our 10-K. We reviewed the disclosures of both of our major publicly-traded competitors who also report their period-end installed bases and found that they disclose their installed base by revenue model (although on a slightly different basis than our groupings). As such, we believe our change in disclosure would help investors compare the components of our installed base with the components of our competitors’ installed bases.

Several factors determine which pricing model we use in leasing these gaming machines including the business terms we negotiate with our customers and the legal requirements of a particular gaming jurisdiction. For example, in certain gaming jurisdictions, the owners of leased gaming machines are not allowed to share in the revenues or net win of the gaming machines, so in these jurisdictions we can only lease the gaming machines based on a daily rate, which is fixed. Another example is that certain of our games on gaming machines are interoperable with our wide area progressive system that connects gaming machines in multiple casinos within a gaming jurisdiction to allow casino patrons to play for an increasing jackpot amount. In jurisdictions where we operate our wide area progressive system, we lease these gaming machines on the revenue model type where the lease payment is based on a percentage of coin-in, or a daily fee and a percentage of the amount wagered. In jurisdictions where we do not operate our wide area progressive system, we lease these same gaming machines with the same game theme using the revenue model type based on percentage of the net win of the gaming machines. In those jurisdictions where we do not operate our wide area progressive system and where we cannot share in the revenues or net win of the gaming machines, we lease these same gaming machines with the same game theme for a daily lease rate. Having the same game on the same gaming machines being leased on three different revenue model types was a key to the change in the categories we disclose that make up our installed base of participation gaming machines.

We considered continuing to disclose the former WAP, LAP and Stand-alone categories also, but decided not to do so as we felt the additional disclosure would not provide any more useful information and may be confusing to the reader.

Please note that the product being leased is the same for each revenue model type: a slot machine. The very same slot machine could be used in a WAP system, a LAP system or on a stand-alone basis. We believe that the different pricing strategies we use to market our slot machines do not create “separate products or service types,” and accordingly, we believe no separate revenue disclosure is required in accordance with ASC 280-10-50-40.

SEC Staff Comment

Management’s Discussion and Analysis of Financial Condition and Results…, page 37

Liquidity and Capital Resources, page 61

General

2.	Since your foreign operations appear to be significant, please disclose the following in future filings:

•	The amount of cash and short-term investments held by foreign subsidiaries as compared to your total amount of cash and short-term investments as of year-end;

•	You would be required to accrue and pay U.S. taxes to repatriate these funds and you do not intend to repatriate them, if true; and

•

Quantify the amount of cash and short-term investments held by foreign subsidiaries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity

Please show us supplementally what your revised disclosure will look like. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

WMS Response:

We disclosed the following about our investments in our foreign subsidiaries in the footnotes to our Consolidated Financial Statements on page F-28 in our 10-K:

“No deferred income tax provision has been recorded for United States taxes related to approximately $20.3 million of undistributed earnings of certain foreign subsidiaries, which are considered to be permanently reinvested. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, depends on the circumstances existing if and when the remittance occurs.”

In Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-Q for the period ended September 30, 2011 (“10-Q”), as shown on page 36 we disclosed the following:

“At June 30, 2011, no deferred income tax provision had been recorded for United States taxes related to approximately $20.3 million of undistributed earnings of certain foreign subsidiaries, which are considered to be permanently reinvested. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, depends on the circumstances existing if and when the remittance occurs. We have approximately $20.0 million of cash in our international subsidiaries at September 30, 2011.”

We believe the implications of any potential restrictions on the $20.0 million of foreign cash and cash equivalents at September 30, 2011, are immaterial to our liquidity. At September 30, 2011, we had $68.3 million of unrestricted cash and cash equivalents (which includes this $20.0 million), and our annual cash flow from operations was $157.1 million in fiscal 2011. In addition, we can borrow under our $400 million amended and restated revolving credit facility that we entered into in October 2011 that expires in five years of which only $35 million is currently borrowed and, if necessary, could access additional debt or equity offerings.

We advise you supplementally, that our disclosure in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Quarterly Report on Form 10-Q for the period ended December 31, 2011, and in all future interim and annual filings as applicable will be as follows:

“At June 30, 2011, no deferred income tax provision had been recorded for United States taxes related to approximately $20.3 million of undistributed earnings of certain foreign subsidiaries, which are considered to be permanently reinvested. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, depends on the circumstances existing if and when the remittance occurs. We have approximately $16.5 million of cash and cash equivalents in our international subsidiaries at December 31, 2011, and we believe we could readily convert such cash to other currencies, including United States Dollars, although based on current banking regulations we cannot repatriate all of this cash. We believe the impact of not being able to fully repatriate this cash and cash equivalents on the overall liquidity of the Company is immaterial as at December 31, 2011, we had $79.3 million of unrestricted cash and cash equivalents (which includes the $16.5 million of foreign-based cash), and our annual cash flow from operations was $157.1 million in fiscal 2011 and $65.7 million for the six months ended December 31, 2011. In addition, we have access to our new $400 million amended and restated revolving credit facility that we entered into in October 2011 that expires in five years of which only $35 million is borrowed and, if necessary, could access additional debt or equity offerings.”

SEC Staff Comment

Financial Statements

2. Principal Accounting Policies, page F-8

Gaming Operations Equipment and Property, Plant and Equipment and Intangible Assets, page F-14

3.	We note your disclosures regarding impairment of long-lived assets. In the interest of providing readers with a better insight into management’s judgments in accounting for long-lived assets, please disclose the following in future filings:

•	How you group Gaming Operations Equipment and Property, Plant and Equipment for impairment and your basis for that determination;

•	For any asset groups, or individual intangible assets for which the carrying value was close to the fair value, please disclose this fact and the carrying value of the asset groups.

•	Please revise your disclosure on page F-15 to clarify, if true, that the fair value of your reporting unit and other intangible assets substantially exceeds their carrying value.

Please show us supplementally what your revised disclosure will look like.

WMS Response:

In response to your first comment, in accordance with ASC 360-10, Property, Plant and Equipment, because our gaming operations equipment can be relocated from one customer to another customer, we review the carrying value of gaming operations equipment by type of equipment (For base gaming machines each of: Legacy, Bluebird mechanical reel, Bluebird video, Bluebird slant, Bluebird2 mechanical reel, Bluebird2 video, Bluebird2 widescreen, BBxD mechanical reel, and BBxD video; For top boxes by form factor; For signage by form factor; and other equipment by category) for impairment when events or changes in circumstances indicate that the carrying value of any of these asset groups may not be recoverable. We also review the carrying value of property, plant and equipment for impairment by office location and functional category when events or changes in circumstances indicate that the carrying value of any of these asset groups may not be recoverable.

In response to your second comment, in future filings for any asset groups, or individual intangible assets, for which the carrying value was close to the fair value of the asset groups or individual intangible asset, we will disclose that fact and the carrying value of the asset group or individual intangible asset.

In response to your third comment, as disclosed on page F15 of our 10-K, …”we perform our impairment tests of goodwill at our reporting unit level, which is at the consolidated level. Such impairment tests for goodwill include comparing our market capitalization based on outstanding shares to our book value as of June 30, 2011, which resulted in an excess of market value over book value of over $0.9 billion.”

We review the carrying value of our other intangible assets individually for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. When an impairment loss is to be recognized for other intangible assets, it is measured by comparing the carrying value of the asset to the fair value, which is generally measured as the present value of estimated directly related future cash flows.

We advise you supplementally, that our disclosure in our Quarterly Report on Form 10-Q for the period ended December 31, 2011, and in all future interim and annual filings as applicable will be as follows:

“Goodwill and Intangible Assets

We perform impairment tests of goodwill at our reporting unit level, which is at the consolidated level. Such impairment tests for goodwill include comparing our market capitalization based on outstanding shares to our book value as of June 30, 2011, which resulted in an excess of market value over book value of over $0.9 billion or substantially in excess of book value.

We review the carrying value of our other intangible assets individually when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when the present value of estimated directly related future cash flows expected to result from the use of the other intangible asset and its eventual disposition is less than its carrying value.

Gaming Operations Equipment

As our gaming operations equipment can be relocated from one customer to another customer, we review the carrying value of gaming operations equipment for impairment by type of equipment (For base gaming machines each of: Legacy, Bluebird mechanical reel, Bluebird video, Bluebird slant, Bluebird2 mechanical reel, Bluebird2 video, Bluebird2 widescreen, BBxD mechanical reel, and BBxD video; For top boxes by form factor; For signage by form factor; and other equipment by category) when events or changes in circumstances indicate that the carrying value of any of these asset groups may not be recoverable. An impairment loss would be recognized when the present value of estimated directly related future cash flows expected to result from the use of the gaming operations equipment and its eventual disposition is less than its carrying value.

Property, Plant and Equipment

We review the carrying value of property, plant and equipment by office location and functional category, when events or changes in circumstances indicate that the carrying value of any of these asset groups may not be recoverable. An impairment loss would be recognized when the present value of estimated directly related future cash flows expected to result from the use of the property, plant and equipment and its eventual disposition is less than its carrying value.”

SEC Staff Comment

15.Litigation, page F-38

4.	Please note that when you become aware of any material probable losses, related to any contingencies, you should promptly make such disclosures including, the reasonably possible range of loss, or, if true, continue to state that such amount is not yet estimable. We urge you to carefully consider this, and all other guidance as it relates to ASC 450.

WMS Response:

In accordance with the staff comment and consistent with our current practice, we continue to monitor our loss contingencies and litigation under the guidelines of ASC 450, Contingencies. If we become aware of any loss contingencies, we will promptly make such disclosures under ASC 450-20-25-2 including, the reasonably possible range of any loss arising from any loss contingency or litigation, or if we cannot reasonably estimate the potential range of loss, we will so state. For our Form 10-Q for the period ended December 31, 2011 and in future filings we will add the words “range of” in front of the word “loss” in such disclosures.

Form 10-Q for the Period Ended September 30, 2011 Filed November 8, 2011

SEC Staff Comment

General

5.	Please address the above comments in your interim filings as well, as applicable.

WMS Response:

We will reflect all of our responses detailed in the individual comments above into our Quarterly Report on Form 10-Q for the period ended December 31, 2011, and all future interim and annual filings, as applicable.

SEC Staff Comment

Exhibits

6.	We note that you incorporate your credit agreement, identified as Exhibit 10.2, by reference to a Form 8-K you filed on October 21, 2011. We further note that you received proceeds of $35.0 million from borrowings under the credit agreement in the September 2011 quarter. However, it does not appear as though you have filed all of the schedules to the credit agreement. Please confirm to us that you will file the complete credit agreement as an exhibit to the next report you file pursuant to the Securities Exchange Act of 1934, as amended.

WMS Response:

We will be re-filing our Second Amended and Restated Credit Agreement dated as of October 18, 2011, with the all of the schedules thereto as an exhibit to our Quarterly Report on Form 10-Q for the period ended December 31, 2011.

Conclusion

As requested in your letter, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	SEC Staff Comments or changes to disclosure in response to SEC Staff Comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert SEC Staff Comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Should you have any questions or comments concerning this response to your comment letter, please contact either Scott Schweinfurth (direct telephone 847-785-3760, direct fax number 847-785-3790, or email sschweinfurth@wms.com), or John McNicholas Jr. (direct telephone 847-785-3182, direct fax number 847-785-3782, or email jmcnicholas@wms.com).

Sincerely,

/s/ Scott D. Schweinfurth

Scott D. Schweinfurth

Executive Vice President,

Chief Financial Officer and

Treasurer

/s/ John P. McNicholas, Jr.

John P. McNicholas, Jr.

Vice President,

Controller and

Chief Accounting Officer